Trans-Orient Petroleum Provides Year-End Summary

Vancouver, B.C., November 30, 2009: Trans-Orient Petroleum Ltd. (TSX-V: TOZ and OTCBB: TOPLF) announces the filing of the Company’s audited consolidated financial statements and the accompanying management’s discussion and analysis, statement of reserves data and other oil and gas information for the year ended July 31, 2009, as required pursuant to National Instruments 51-101 and 51-102. Copies of these documents can be obtained electronically at www.sedar.com or through the Company’s website at www.transorient.com.

Trans-Orient CEO Garth Johnson commented, “It was a busy year for Trans-Orient in New Zealand, preparing for our initial drilling campaign targeting both conventional and unconventional shale prospects. We are also very excited as we move closer to completion of our strategic business combination with TAG Oil Ltd. (TSX-V: TAO), anticipated to close in mid-December 2009. Independent reports by qualified reserves evaluators dated September 2007 and September 2008 have estimated Trans-Orient’s prospective resources at over 14 billion barrels of original oil in place, adding immense upside to TAG’s already proven producing reserve base in the Taranaki Basin.”

Highlights:

  Entered into a strategic business combination with producer TAG Oil Ltd. whereby TAG will acquire all issued and outstanding shares of Trans- Orient
  Completed reprocessing and interpretation of existing 2D seismic acquired over key prospects in the Waitangi Hill Permit (PEP 38348) and Boar Hill permit (PEP 38349)
  Completed construction of the drilling pad and access road to prepare for drilling the Boar Hill-1 wildcat well
  Completed the initial 487m (1600ft) section of the Boar Hill-1 well with results indicating the Boar Hill prospect is “oil prone”
  Awarded a 100% interest in the Nicks Head permit (PEP 50940), extending the prospective area of the Waipawa Black Shale and Whangai Shale play area by 112,000 acres
  Initiated planning to drill up to three 200m (650ft) test wells in order to gather stratigraphic core data around the historic Waitangi-1 oil discovery, beginning with one well scheduled for January 2010
  Recorded a net loss of $4.7 million for the year ended July 31, 2009, resulting primarily from a $3.5 million loss on investment, of which $2.6 million had previously been accounted for as comprehensive loss
  Cash and cash equivalents of $4.89 million, $4.93 million in working capital, and no debt at July 31, 2009

“In addition to TAG’s proved producing assets, significant near-term production growth exists through further development drilling at Cheal, as well as follow-up high-impact, lower-risk exploration drilling within a proven commercial discovery fairway,” explained Mr. Johnson. “The combined companies will have more than $11 million in working capital, no debt, solid monthly production revenue and 100% control of all assets, creating a dynamic, high-growth international oil company.”

Independent reports completed by qualified reserves evaluators Sproule International Ltd. (http://www.sproule.com) dated September 2007 and by AJM Petroleum Consultants (http://www.ajmpetroleumconsultants.com) dated September 2008 have estimated Trans-Orient’s prospective resources at over 14 billion barrels of original oil in place. Copies of these reports have been filed on the System for Electronic Document Analysis and Retrieval (“Sedar”), and can be found on Trans-Orient’s website. http://www.transorient.com/reports.asp

Contact:
Garth Johnson, CEO
+1.604.682 -6496
http://www.transorient.com/

The term “prospective resources” refers to those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any of the resources.

The term “undiscovered resources” refers to those quantities of oil and gas estimated, on a given date, to be contained in accumulations not yet discovered. There is no certainty that any portion of the undiscovered resources will be discovered or that, if discovered, it will be economically viable or technically feasible to produce them.

Forward-Looking Statements:

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future operations, undiscovered hydrocarbon resource potential, exploration, potential reservoirs, prospects, leads and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results may differ materially from those in the forward-looking statements due to factors such as market prices, farm-outs, relinquishments, exploration successes, continued availability of capital and financing, and general economic, market, political or business conditions. Please see our public filings at www.sedar.com for further information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.